February 6, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    JNLNY Separate Account I (“Registrant”)
Jackson National Life Insurance Company of New York
File Nos. 333-217502 and 811-08401
Withdrawal of Amendment to a Registration
Statement under the Securities Act of 1933

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant is respectfully requesting the withdrawal of Post-Effective Amendment No. 2 to the Registration Statement (File Nos. 333-217502 and 811-08104) filed on January 17, 2019 (Accession No. 0001045032-19-000003).

This request for withdrawal is being made consistent with discussions with the Securities and Exchange Commission staff. No securities were sold in connection with the Amendment.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Legal Product Development

cc:     Alberto Zapata